SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

April 10, 2002

Sonera Corporation
(Name of Filer)

Sonera Corporation
(Subject Company)

0-30340
(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION GIVEN BY SONERA CORPORATION AND TELIA AB ON APRIL 9, 2002.